

July 31, 2012

Via E-mail
Mr. Dan E. Malone
Executive Vice President and Chief Financial Officer
Alamo Group Inc.
1627 East Walnut
Seguin, Texas 78155

> **Re:** **Alamo Group Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 12, 2012**
> **File No. 001-13854**

Dear Mr. Malone:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

Results of Operations, page 25

1. We note that fiscal year 2011 revenues increased significantly and your discussion indicates that this was primarily related to volume increases. However, you disclose that gross margins for 2010 were supported by higher margins on sales. In future filings, please quantify each material factor, i.e. such as price changes and/or volume changes by type of product that led to the increase in revenues during the period. For further guidance, please refer to Item 303 and the related instructions in Regulations S-K as well as SEC Interpretive Release No. 33-8350.

2.  In future filings please discuss the specific reasons for the impairment of goodwill recorded in fiscal 2011 and clarify how you determined the amount.

Liquidity and Capital Resources, page 27

3.  We note your disclosure on page 61 that unremitted earnings of your non-U.S. subsidiaries and affiliates of $116 million are permanently reinvested, and no deferred tax liability has been recorded in connection with these unremitted earnings. To the extent such amounts could be considered material to an understanding of your liquidity and capital resources, please revise your future filings to disclose the amounts of cash, cash equivalents and investment amounts held by your foreign subsidiaries that would not be available for use in the United States without incurring U.S federal and state income tax consequences. Please further provide a discussion of any known trends, demands or uncertainties as a result of this policy that are reasonably likely to have a material effect on the business as a whole or that may be relevant to your financial flexibility. Refer to Item 303(a) (1) of Regulation S-K, SEC Release 33-8350, and Financial Reporting Codification Section 501.03.a.

Financial Statements

Note 1. Stock-Based Compensation, page 52

4.  We note that you are using the minimum value method to estimate the value of certain awards. This method is not appropriate for a public entity as indicated under FASB ASC 718-10-55-35 through 41 as well as 718-10-55-51 through 58 (previously Appendix B of SFAS 123R). Please tell us why you continue to amortize these awards using the minimum value method and how you determined that this is appropriate.

Inventories – Obsolete and Slow Moving, page 55

5.  We note your disclosure indicates that you calculate a "reserve" to cover obsolete and slow moving inventory. Please confirm that when you write-down inventory to the lower-of-cost-or-market you create a new cost basis for the related items and that those items cannot be marked up subsequently based on changes in underlying facts and circumstances.

6.  We also note that new products are generally excluded from your reserve policy until a three year history has been established. Please tell us how you review these items in inventory to ensure inventory is appropriately at the lower of cost or market.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or me, at (202) 551-3676 if you have any questions regarding these comments.  In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

 /s/ Brian Cascio

Brian Cascio
Accounting Branch Chief